

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2020

Francis M. Fetsko
Executive Vice President, COO and CFO
Tompkins Financial Corporation
P.O. Box 460
Ithaca, New York 14851

> **Re: Tompkins Financial Corporation**
> **Registration Statement on Form S-3**
> **Filed on July 24, 2020**
> **File No. 333-240069**

Dear Mr. Fetsko:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at (202) 551-3234 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance